Administrative Office: 4333 Edgewood Road NE Cedar Rapids, IA 52499

February 20, 2015

Ms. Alison White, Esq.

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-0506

Re:	Transamerica Life Insurance Company

Separate Account VA B

485(a) on Post-Effective Amendment No. 68 to Form N-4

Registration Statement (File No. 033-56908)

Dear Ms. White:

The above-referenced Post-Effective Amendment filings were made on February 20, 2015 (accession number is 0001192135-15-055329). Enclosed is a courtesy copy of the Transamerica Freedom Variable Annuity prospectus and SAI. The following are the changes we have made:

•	Closure of the Retirement Income Max® Rider

•	Closure of the Retirement Income Choice® 1.6 Rider

•	Closure of the Living Benefits Rider (also known as the Guaranteed Principal SolutionSM Rider)

•	Closure of the Annual Step-Up Death Benefit

•	Closure of the Additional Death Distribution Rider

•	Closure of the Additional Death Distribution + Rider

•	Withdrawal Percentage Changes to Retirement Income Max® Rider

•	Special Service Fee increase

•	Removal of Fund Facilitation Fee on TA BlackRock Global Allocation subaccount

We hereby request Selective Review pursuant to SEC Release No.: 33-6510 (February 15, 1984) for the above-referenced Transamerica Freedom Variable Annuity product filing.

This letter will also be filed as a correspondence filing via EDGAR.

Very truly yours,

Alison Ryan
Vice President and
Associate General Counsel
Investments and Retirement Division
Transamerica Life Insurance Company and
Transamerica Financial Life Insurance Company

Enclosures